Contact

www.linkedin.com/in/katie-thomson-ms-rd-102808a (LinkedIn)

Top Skills

Nutrition
Food
Nutrition Education

Katie Thomson, MS, RD

Cofounder/CEO, Square Baby | Board Member, Cultivate Bend
Bend, Oregon, United States

Experience

Cultivate Bend

Board Member
July 2023 - Present (1 month)
Bend, Oregon, United States

Square Baby

Co-Founder, CEO
January 2018 - Present (5 years 7 months)
San Francisco Bay Area

Square Baby is the first-ever meal system that offers 100% daily nutrition for your baby. It's foolproof and fully customizable to your baby's specific dietary needs. Our organic purees are freshly made in small batches and delivered right to your door. You're #AllSquaredAway

NatureBox

Nutrition Consultant
January 2017 - 2018 (1 year)
Redwood City, CA

Red Robin

Health & Wellness Consultant
January 2015 - January 2016 (1 year 1 month)

Worked with senior leadership to design & pilot an employee wellness program. Created a guest-facing menu page highlighting tips on choosing healthier options at Red Robin. Yummmmm!

KOR Food Innovation

VP of Marketing; Director of Nutrition
October 2011 - February 2013 (1 year 5 months)
Richmond, Virginia Area

Responsible for marketing, design, and communications both internally and for leading and emerging food & beverage brands and restaurants. Led lean team of designers & marketers through brand development, package design,

food photography as well as menu & product design for health & wellness focused clients

Starbucks Coffee Company

Senior Nutritionist

December 2004 - May 2010 (5 years 6 months)

As the first Nutritionist for Starbucks, I was lucky enough to play a key role in assessing opportunities and recommending foundational strategic moves as Health & Wellness became a top priority. Acting as the global nutrition expert and lead spokesperson for the Health & Wellness agenda, I had the opportunity to influence and learn from all aspects of the business from global strategy & innovation, to consumer research and R&D, to regulatory & scientific affairs, to marketing & communication platforms.

Key Accomplishments:

National Initiatives: Developed & led strategies including: “Real Food” (removal of artificial ingredients), Nutrition Guardrails (calorie, fat, sodium, sugar limits/ reductions), Healthy Snacking (RTE snacks in retail lobby), Kids Nutrition Guidelines

Successful Product Launches: Provided Strategy and R&D/Nutrition Consulting for numerous products including: Perfect Oatmeal; Protein Plate; Vivanno™ Smoothies; Skinny Lattes; Minis (scones, doughnuts, cookies), Snack-Fulls (kids meal), Frappuccino® Light

Policy & Advocacy: Led Sodium Reduction Strategy. Aligning R&D, Category Mgmt & Policy teams.

Global SME for Nutrition: ex: Accompanied Howard Schultz and senior leaders to Italy as product/nutrition consultant

PR: Influencer outreach and live interviews with local/national media: TV (KOMO4 News), radio (NPR, 710 KIRO Ron & Don Show), and print (ie WSJ, USA Today, Reuters, etc), desksides with leading publications

Social: 1 of 4 experts Tweeting for Starbucks; Sole moderator/blogger for H&W agenda on Starbucks.com & MyStarbucksIdea.com

Publications: Led strategy and H&W content of Starbucks.com, Nutrition Brochures, etc

Employee Wellness Initiatives: Planned, developed & executed the structure/ content (ie website, diet plans, instructional videos) for Fitness & Nutrition Pilot Program w/ ~3,000 participants

Regulatory Affairs: Created nutrition facts panel & approved nutrient content claims of all foods & beverages

Education

University of Oregon

General Science, Pre-Med, Chemistry, Exercise & Movement Science, Business · (1996 - 2001)

University of Washington

Masters of Science, Registered Dietitian, Nutritional Sciences · (2002 - 2007)